UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

EXTRACT FROM THE RELEVANT PART OF EDENOR’S BOARD OF DIRECTORS MINUTES N° 405

ACTA Nº 405: In the Autonomous City of Buenos Aires, on the 10th day of May 2016, at 09.00 a.m. the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (Edenor S.A.) (the “Company”) whose signatures appear at the end of this minute, namely: Ricardo Torres, Marcelo Mindlin, Gustavo Mariani, María Carolina Sigwald, Eduardo Llanos, Maximiliano Fernández, Mariano Garcia Mithieux and Lucas Amado meet at the Company’s headquarters located at Av. del Libertador 6363. Permanent Auditors Messrs. Daniel Abelovich, Damián Burgio and Carlos Vidal on behalf of the Audit Committee are present. Likewise, Messrs. Leandro Montero, Edenor’s Finance and Administrations Manager and Sergio Cravero, Partner of PwC, a Company’s external auditor. The meeting is chaired by the Board of Directors’ President, Mr. Ricardo Torres, who after verifying that there is quorum, and welcoming the new Board and Audit Committee’s members, declares the meeting to be in session and submits for the consideration of the Directors the FIRST ISSUE of the Agenda timely informed […] Afterwards, the SEVENTH ISSUE of the Agenda is submitted for consideration: 7°) Consideration of the Intermediate Financial Statement at March 31st 2016. The Chairman informs that in connection with said issue it is appropriate to take into consideration the Financial Statement and other documents corresponding to the three months period ended on March 31st 2016, making clear that the documents to be assessed have been distributed among present members jointly with the invitation to this meeting. In view of the above, the Chairman proposes to avoid reading said documents, which was unanimously accepted by present members, offering for the consideration of  the Directors the Condensed Financial Statements at March 31st 2016 and three month’s period ended on March 31st 2016 and 2015, which include the Statement of Financial Position, Statement of Comprehensive Income, Statement of Changes in Equity, Cash Flow Statement, attached documents, reporting summary, information required pursuant to Section 68 of the Listing Requirements of the Buenos Aires Stock Exchange, reports issued by the  Certifying Accountant and the Audit Committee, corresponding to the period ended on March 31at 2016. The Chairman suggests approving all the documents under consideration. After a brief exchange of opinions, the Board of Directors by unanimous computable votes, DECIDES TO: (i) approve all the documents under consideration in this issue of the Agenda; (ii) take note of the reports accompanying the approved Consolidated Financial Statements; and (iii) Authorize Messrs. Chairman and Vice-Chairman individually to subscribe the Financial Statements corresponding to the period ended on March 31st 2016.  […] After an exchange of opinions and there being no further business to be discussed; the the meeting is concluded at 11:00 a.m.

Signed below by: Ricardo Torres, Marcelo Mindlin, Gustavo Mariani, María Carolina Sigwald, Eduardo Llanos, Maximiliano Fernández, Leandro Montero, Lucas Amado, Mariano García Mithieux, José Daniel Abelovich, Damián Burgio and Carlos Vidal.

Ricardo Torres

EDENOR S.A.

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: May 12, 2016